SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

March 25, 2011

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: March 25, 2011

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

25 March 2011

Smith & Nephew plc announces the following awards have been granted on 23 March 2011 under the Smith & Nephew Deferred Bonus Plan (the "Plan") to directors / persons discharging managerial responsibilities ("PDMRs"):

2011 Awards under the Deferred Bonus Plan

Name of PDMR	Number of ordinary shares or ADSs awarded (i)
Naseem Amin	11,358 Ords
Mark Augusti	2,604 ADSs
John Campo	1,982 ADSs
Joseph DeVivo	1,664 ADSs
Michael Frazzette	2,216 ADSs
Adrian Hennah	32,947 Ords
Gordon Howe	1,631 ADSs
David Illingworth	10,811 ADSs
G Kelvin Johnson	8,845 Ords
Roger Teasdale	12,781 Ords

 Notes

(i) The awards will normally vest, subject to continued employment, in equal annual tranches over three years following the award date.

(ii) No consideration is payable for these awards.

(iii) One ADS is equivalent to five ordinary shares of US$0.20 each.

This announcement is made in accordance with the requirements of DTR 3.1.4 R (1)(a)

Gemma Parsons
Deputy Company Secretary
Tel: 020 7401 7646